FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 5 , 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs the resignation of the President of the Board Francisco Roberto André Gros.	3

EXHIBIT A

Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs the resignation of the President of the Board Francisco Roberto André Gros.

RESIGNATION OF PRESIDENT OF THE BOARD

Buenos Aires, January 29, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs today that on January 27, 2003 the Company’s Board of Directors unanimously accepted the resignation of President Francisco Roberto Andr ´e Gros and it was evidenced that such resignation does not affect the regular performance of the Board and that the same was not fraudulent or submitted without due notice.

Pursuant to Section Nine of the Company’s Bylaws, any vacancy in the office of President shall be filled by the Vice President. Therefore, Jorge Marques de Toledo Camargo was appointed as President of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 01/30/2003

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Casal

Title: Attorney Title: Attorney